Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
DISCOVERY LABORATORIES, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Discovery Laboratories, Inc. a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1.             That the name of this corporation is Discovery Laboratories, Inc. (the “Corporation”), and that the Corporation was originally incorporated pursuant to the General Corporation Law on November 6, 1992 under the name Ansan, Inc.

2.            That thereafter, the Stockholders duly approved the following amendment to the Corporation's Amended and Restated Certificate of Incorporation, as previously amended and the amendment set forth below shall become effective only upon the filing and effectiveness pursuant to the General Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation:

The first paragraph of Article FOURTH of the Amended and Restated Certificate of Incorporation is amended and restated to read as follows:

“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 155,000,000 consisting of 150,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).”

3.            Except as set forth in this Certificate of Amendment, the Amended and Restated Certificate of Incorporation, as previously amended, remains in full force and effect.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 11th day of June, 2013.

By:	/s/ John G. Cooper
Name:	John G. Cooper
Title:	President and Chief Executive Officer and
Chief Financial Officer